Exhibit 99.37

1500 University Street, Suite 700
Date: October 10, 2013	Montreal QC, H3A 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: DHX Media Ltd.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject

Issuer:

Meeting Type :	Annual General Meeting

Record Date for Notice of Meeting :	November 06, 2013

Record Date for Voting (if applicable) :	November 06, 2013

Beneficial Ownership Determination Date :	November 06, 2013

Meeting Date :	December 11, 2013

Meeting Location (if available) :	Halifax, NS

Issuer sending proxy related materials directly to NOBO:	Yes

Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	252406103	CA2524061033

Sincerely,

Computershare
Agent for DHX Media Ltd.